Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Emeritus Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 333-60323, 333-05965 and 333-70580) on Forms S-8 and (No. 333-20805) on Form S-3 of Emeritus Corporation of our report dated March 29, 2005 with respect to the consolidated balance sheets of Emeritus Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ deficit and comprehensive operations, and cash flows for each of the years in the three-year period ended December 31, 2004, and our report on the related financial statement schedule dated March 29, 2005, which reports appear in the December 31, 2004, annual report on Form 10-K of Emeritus Corporation.

/s/ KPMG LLP

Seattle, Washington
March 29, 2005